UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
BreitBurn Energy Partners L.P.

(Name of Issuer)
Common Units

(Title of Class of Securities)
106776107

(CUSIP Number)
John C. Cirone
Quicksilver Resources Inc.
777 West Rosedale Street
Fort Worth, Texas 76104
(817) 665-5000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	106776107

1	NAMES OF REPORTING PERSONS Quicksilver Resources Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		21,347,972 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,347,972 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,347,972 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.56%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

`

CUSIP No.	106776107
     The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth.
     Annex I attached to the Schedule 13D is replaced in its entirety by Annex I attached hereto, and all references in the Schedule 13D and this Amendment No. 1 to “Annex I” or “Schedule 1” shall be to “Annex I” attached hereto.
Item 1. Security and Issuer
     The last sentence of Item 1 of the Schedule 13D is hereby deleted.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and restated to read as follows:
     The Units covered by this Schedule 13D were originally acquired by the Reporting Person solely for investment purposes.
     On October 31, 2008, the Reporting Person filed a lawsuit (the “Petition”) in the District Court of Tarrant County, Texas (the “Court”), against the Issuer, BreitBurn GP, LLC, the general partner of the Issuer (“BreitBurn GP”), BreitBurn Operating L.P., a wholly-owned subsidiary of the Issuer through which the Issuer’s business is operated (“BreitBurn Operating”), BreitBurn Operating GP, LLC, the general partner of BreitBurn Operating, Provident Energy Trust, a Canadian open-ended income trust (“Provident”), and certain individuals who serve as, or have previously served as, directors and/or officers of BreitBurn GP and/or Provident, including Randall Breitenbach and Halbert Washburn, the Co-Chief Executive Officers of BreitBurn GP (collectively, the “Defendants”).
     On September 11, 2007, the Reporting Person entered into a Contribution Agreement with BreitBurn Operating (the “Contribution Agreement”). On November 1, 2007, pursuant to the Contribution Agreement, the Reporting Person contributed certain assets and equity interests to BreitBurn Operating in exchange for $750 million in cash and Common Units. The Common Units acquired by the Reporting Person pursuant to the Contribution Agreement currently comprise approximately 41% of the outstanding Common Units.
     At the time the Reporting Person acquired the Common Units, all of the limited liability company interests in BreitBurn GP were held by BreitBurn Management Company, LLC (“BreitBurn Management”). Provident indirectly held 95.55% of the limited liability company interests in BreitBurn Management, and the remaining interests were indirectly held by Messrs. Breitenbach and Washburn.
     On June 17, 2008, the Issuer purchased Provident’s entire interest in BreitBurn Management at a premium. Simultaneously, the Issuer acquired the remaining interest in BreitBurn Management indirectly held by Messrs. Breitenbach and Washburn and became the sole member of BreitBurn Management. The Issuer also purportedly amended the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of October 10, 2006 (the “Partnership Agreement”), to, among other things, (i) appoint directors to the board of directors of BreitBurn GP without the approval of the Issuer’s limited partners and (ii) limit the Reporting Person’s voting rights with respect to the election of directors. Specifically, this purported amendment requires that any entity or group that owns 20% or more of any class of the outstanding Common Units may not vote any Common Units in excess of the 20% threshold in an election of directors of BreitBurn GP (the “Partnership Agreement Amendment”). In addition, the Issuer eliminated the general partner economic interest, and the Issuer did not offer the Reporting Person or any other limited partner the opportunity to vote on any of these transactions or on the Partnership Agreement Amendment.
     In the Petition, the Reporting Person alleges that, among other things, one or more of the Defendants breached the Contribution Agreement, violated the Texas Securities Act and the Texas Business & Commerce Code, committed common law fraud, fraudulent inducement, negligent misrepresentation and civil conspiracy, in each case arising out of Defendants’ false and misleading statements and omissions, including statements and omissions relating to the Issuer’s relationship with Provident, breached the Partnership Agreement and breached their duty of good faith and fair dealing by entering into the Partnership Agreement Amendment.
     In the Petition, the Reporting Person has requested, among other things, the following relief from the Court: (i) damages resulting from Defendants’ fraudulent conduct, violation of Texas securities laws, breach of contract and breach of the duty of good faith and fair dealing, (ii) exemplary damages, (iii) injunctive relief allowing the Reporting Person to vote all of its Common Units in future elections for directors of BreitBurn GP and (iv) a declaration that, among other things, (A) the Reporting Person may vote all of its Common Units in an election of directors of the general partner of the Issuer, (B) the Reporting Person may directly communicate with, or provide proxy materials to, other holders of Common Units without transmitting such communications or proxy materials through the Issuer or its transfer agent and (C) the casting of votes by a limited partner of the Issuer to replace the general partner of the Issuer or elect directors does not constitute “participation in the control” of the Issuer and thus poses no threat to the limited liability of the limited partners of the Issuer.
     Except as set forth above, the Reporting Person does not have, as of the date of this Amendment No. 1, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the board of directors of the general partner of the Issuer, other holders of Common Units and other relevant parties concerning the business, operations, strategy and future plans of the Issuer and the management and board composition of the general partner of the Issuer. The Reporting Person may change its plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, the outcome of the Petition referenced above, actions taken by the management and board of directors of the general partner of the Issuer, price levels of the Common Units, general economic conditions and regulatory matters, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking representation on the board of directors of the general partner of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer and its subsidiaries, purchasing additional Common Units, selling some or all of its Common Units or engaging in short selling of or any hedging or similar transaction with respect to the Common Units, to the extent permitted under applicable law. The Reporting Person reserves the right to change its intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is hereby amended and restated to read as follows:
     (a) The Reporting Person is the beneficial owner of 21,347,972 Common Units, which in the aggregate represents approximately 40.56% of the outstanding Common Units. This percentage is calculated based upon the 52,635,634 Common Units outstanding as of October 15, 2008 as reported by the Issuer in its Registration Statement on Form S-3, as amended, filed with the SEC on October 15, 2008.
Item 7. Material to Be Filed as Exhibits
Item 7 is hereby amended to include the following exhibit:

Exhibit C	Press Release dated October 31, 2008 relating to Petition.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
October 31, 2008

QUICKSILVER RESOURCES INC.
By:	/s/ John C. Cirone
John C. Cirone
Senior Vice President

Annex 1
Executive Officers, Directors and Controlling Persons
Quicksilver Resources Inc.

			Common Units
			Beneficially
Name	Position and Present Principal Occupation/Business	Citizenship	Owned
Thomas F. Darden	Chairman of the Board and Director	USA	0

Glenn M. Darden	Chief Executive Officer, President and Director	USA	0

Philip Cook	Senior Vice President—Chief Financial Officer	USA	0

Jeff Cook	Executive Vice President—Operations	USA	0

John C. Cirone	Senior Vice President, General Counsel and Secretary	USA	0

Anne D. Self	Vice President—Human Resources and Director	USA	0

John Regan	Vice President, Chief Accounting Officer and Controller	USA	0

Robert Wagner	Vice President—Reservoir Engineering	USA	0

W. Byron Dunn	Director; Principal of Tubular Synergy Group L.P., 5055 Keller Springs Road, Ste. 350, Addison, Texas 75001	USA	0

James A. Hughes	Director; Chief Operating Officer of AEI Services LLC, 700 Milam, Suite 700, Houston, Texas 77002	USA	0

Steven M. Morris	Director; President of Morris & Company 16603 Hamilton Park Drive, Cypress, Texas 77429	USA	0

W. Yandell Rogers, III	Director; Chief Executive Officer of Priest River Ltd., 1300 Texas Avenue, Houston, Texas 77002 and Chief Executive Officer of Lewiston Atlas Ltd., 1500 Marina Bay Drive, Kemah, Texas 77565	USA	0

Mark J. Warner	Director; Director of Natural Resource Investments of The University of Texas Investment Management Company, 401 Congress Avenue, Ste. 2800, Austin, Texas 78701	USA	0
Unless otherwise indicated, the business address for each of the Listed Persons is c/o Quicksilver Resources Inc., 777 West Rosedale St., Fort Worth, TX 76104.

EXHIBIT INDEX

Exhibit C	Press Release dated October 31, 2008 relating to the Petition.